John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

June 10, 2009

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, DC 20549-0506

Re:  LLANY Separate Account M. for Flexible Premium Variable Life

Lincoln Life & Annuity Company of New York (“LLANY”)

File No. 333-155333; 811-08559; CIK: 0001051629

Post-Effective Amendment No. 2

Dear Sir or Madam:

Pursuant to your request, I have provided a blacklined copy comparing this filing’s supplement (filed on June 5th) compared to the Lincoln National Life supplement (File Number: 333-146507 filed May 19th).  Should you have any questions during your review, please feel free to contact me directly at (860) 466-1539.  Thank you in advance for your assistance.

Sincerely,

/s/ John L. Reizian

John L. Reizian

Assistant Vice President and Associate General Counsel

~~The~~ Lincoln ~~National~~ Life ~~Insurance~~& Annuity Company of New York:

Lincoln Life & Annuity Flexible Premium Variable Life Account M

Supplement Dated ~~May 19~~June 5, 2009

To the Product Prospectuses dated May 1, 2009 for:

Lincoln AssetEdgeSM VUL

This Supplement outlines changes to the prospectus for Lincoln AssetEdgeSM VUL that will be applicable to policies issued on or after                           , 2009, subject to state availability.  These changes: (a) apply only to new purchasers of the policy and not to current owners; and (b) ~~other than the availability of the optional rider,~~ are not optional.

Overview of the changes:

1.               The calculation of the minimum death benefit payable under Death Benefit Option 2 (see, “Death Benefit Options” provision) has been changed.  The amount payable under Death Benefit Option 2 is stated as “the greater of” two amounts.  The change provides a higher “floor” by multiplying one of those amounts by a factor of 115%.

2.               The calculation of the policy’s Specified Amount after the owner switches from Death Benefit Option 2 to Death Benefit Option 1 (see, “Changes to the Initial Specified Amount and Death Benefit Options” provision).  Such a switch produces an increase in Specified Amount over the Specified Amount effective under Death Benefit Option 2.  The increase is stated as “the greater of” two amounts.  This change provides a higher “floor” for the Specified Amount increase that the policy provides after the switch from Death Benefit Option 2 to Death Benefit Option 1 by multiplying one of those amounts by a factor of 15%.

~~3.~~               The provisions of the Enhanced Surrender Value feature ~~have been changed:~~

~~a.                          There now is a separate Rider form, the “Exec Enhanced Surrender Value Rider”, for use when the policy is purchased by businesses and entities~~available only on policies issued on a multi-life basis~~.~~

~~b.~~                         (as the Lincoln AssetEdgeSM Exec VUL) have been changed.  The ~~description~~name of the ~~feature and its related charges, as they apply to individuals or businesses/entities, are~~rider is now ~~in separate provisions.  For example, the charges for individual purchasers are reflected in Table II: Periodic Charges Other Than Operating Expenses in the section of the table disclosing charges for optional riders.  Whereas, the charges for the~~ Exec Enhanced Surrender Value Rider~~” are reflected in the section of the table disclosing charges for riders that are not optional.~~

~~c.                          Also, when the feature applies to a policy purchased on a multi-life basis,~~  and the period of time during which the Enhanced Surrender Value is available has been changed from a maximum of five (5) years to a period that runs for the same amount of time that surrender charges apply to the policy at issue.

3.               Other than as described above, nothing else has changed and the terms, conditions and charges for the purchase of the feature remain the same.

For more details on these changes, please see below.

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear or may be found in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is being amended as follows (in order of how these respective sections appear in the prospectus):

The Enhanced Surrender Value Rider in Table II: Periodic Charges Other Than Fund Operating Expenses under Optional Rider Charges is being deleted.  The following is added to Table II: Periodic Charges Other Than Fund Operating Expenses (section of the table disclosing charges for riders that are not optional) following the Overloan Protection Rider:

Charge	When Charge is Deducted	Amount Deducted
Exec Enhanced Surrender Value Rider — Multi-Life Basis (Lincoln AssetEdgeSM Exec VUL)

Option 2	Monthly (in policy years 2-5 only)	Charge is $0.075 per $1,000 of Initial Specified Amount.~~(9)~~(4)

Option 1	Monthly (in policy years 2-5 only)	Charge is $0.05 per $1,000 of Initial Specified Amount.~~(9)~~(4)

~~(9)~~(4) This rider is required and will automatically be issued for policies applied for on a multi-life basis (Lincoln AssetEdgeSM Exec VUL) and the owner of the policy will have the opportunity to elect a higher ~~Exec~~ Enhanced Surrender Value (Option 2).  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.

~~The following replaces the “Enhanced Surrender Value Rider” section of Table II: Periodic Charges Other Than Operating Expenses under Optional Rider Charges:~~

~~Charge~~	~~When Charge is Deducted~~	~~Amount Deducted~~
~~Optional Rider Charges~~		~~Individualized based on whether optional Rider(s) selected.~~
~~Enhanced Surrender Value Rider — Individual Basis(6)~~	~~Monthly (in policy years 2-5 only)~~	~~Charge is $0.05 per $1,000 of Initial Specified Amount.(6)~~

~~(6) This rider is optional if the policy is applied for on an individual basis.  See section headed “Enhanced Surrender Value Rider — Individual Basis” in the Riders section of this prospectus for a more detailed discussion.~~

The following replaces, in full, the description of the Death Benefit Proceeds under Option 2 in the table under the “Death Benefit Options” provision of the Death Benefits section of the prospectus.

The greater of:

a.                                       the sum of the Specified Amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders after the date of death; or

b.                                      the Specified Amount as of the date of the insured’s death, multiplied by the Death Benefit Option 2 Factor of 115%, less any Partial Surrenders after the date of death.

The following replaces, in full, the description of the Impact on the Specified Amount after a switch from Option 2 to Option 1 in the table under “Changes to the Initial Specified Amount and Death Benefit Option” provision of the Death Benefits section of the prospectus.

The Specified Amount will be increased by the greater of:

a.                                       the Accumulation Value as of the effective date of change; or

b.                                      the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.

The following replaces only the sub-section ~~headed~~heading “Enhanced Surrender Value Rider” under the section headed “Rider Charges”:

~~Enhanced Surrender Value Rider — Individual Basis.  If application is made for a policy on an individual basis, there is a monthly charge during policy years 2-5 of $0.05 per $1,000 of Initial Specified Amount.  For example, a policy with an Initial Specified Amount of $500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year).~~

~~If you wish this rider to be issued with your policy, you must select this rider when you initially apply for insurance; it will not automatically be issued with your policy.  See section headed “Enhanced Surrender Value Rider — Individual Basis” in the Riders section of this prospectus for a  more detailed discussion.~~

Exec Enhanced Surrender Value Rider — Multi-Life Basis.  ~~If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), there is a monthly charge during policy years 2-5 of $0.05 per $1,000 of Initial Specified Amount for Option 1 and $0.075 per $1,000 of Initial Specified Amount for Option 2.  For example, under Option 1, a policy with an Initial Specified Amount of $500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year).  Under Option 2, the charge for a policy with an Initial Specified Amount of $500,000 would be $37.50 per month (or $450 per year), and the charge for a policy with an Initial Specified Amount of $1,000,000 would be $75 per month (or $900 per year).~~

~~This rider is required and will automatically be issued with each policy applied for on a multi-life basis.  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.~~

The following replaces the last sentence of the second paragraph of the sub-section headed “Enhanced Surrender Value Rider” under the section headed “~~Riders”:~~

~~Enhanced Surrender Value~~ Rider ~~— Individual Basis. If application is made for a policy on an individual basis and you wish this rider to be issued with your policy, you must select this rider when you initially apply for insurance; it will not automatically be issued with your policy.~~

~~The rider provides an enhanced Surrender Value without imposition of a Surrender Charge (the “Enhanced Surrender Value”) if you fully surrender your policy during the first five policy years (the “Enhanced Surrender Value Period”) (see section headed Surrender~~ Charges ~~- General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated). This rider does not provide for enhanced Surrender Value for Partial Surrenders, Policy Loans, or in connection with the exchange of this policy for any other policy. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the fifth policy year; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In policy years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.~~”:

~~If your policy is issued with the~~

(See section headed “Riders — Exec Enhanced Surrender Value Rider~~, you may not terminate the rider without terminating the policy.~~

~~If the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:~~

~~1) the policy’s Accumulation Value; minus~~

~~2) Indebtedness~~

~~Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values”~~” for a ~~more detailed~~ discussion~~). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).~~ of the two options available.)

The following ~~example demonstrates hypothetical Accumulation Values and Surrender Values without the Enhanced Surrender Value Rider and with the Enhanced Surrender Value Rider during the first five policy years of the policy described below~~replaces the sub-section headed “Enhanced Surrender Value Rider (“ESV Rider”)” under the section headed “Riders”:

~~Sample Policy~~

~~•  Insured: Male Standard Non-tobacco, age 55~~

~~•  Specified amount: $1,500,000~~

~~•  Benefit Selection Option: Not Elected~~

~~•  Planned annual Premium Payment: $60,000~~

~~•  No Indebtedness~~

~~•  Assumed Investment Return: 8.00% gross (7.24% net)~~

	~~Without ESV Rider~~				~~With ESV Rider~~
~~End of Year~~	~~Accumulation Value~~		~~Surrender Value~~		~~Accumulation Value~~		~~Enhanced Surrender Value~~
~~1~~	~~$~~	~~51,022~~	~~$~~	~~0~~	~~$~~	~~51,022~~	~~$~~	~~51,022~~
~~2~~	~~$~~	~~105,057~~	~~$~~	~~47,262~~	~~$~~	~~104,120~~	~~$~~	~~104,120~~
~~3~~	~~$~~	~~162,345~~	~~$~~	~~107,040~~	~~$~~	~~160,396~~	~~$~~	~~160,396~~
~~4~~	~~$~~	~~223,355~~	~~$~~	~~170,040~~	~~$~~	~~220,313~~	~~$~~	~~220,313~~
~~5~~	~~$~~	~~288,344~~	~~$~~	~~238,214~~	~~$~~	~~284,120~~	~~$~~	~~284,120~~

~~If you request a full surrender of your policy while the Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy and the Enhanced Surrender Value calculated under the Enhanced Surrender Value Rider. As noted above, because the Enhanced Surrender Value Rider bases the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a full surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a full surrender of the policy. You should consider with your financial adviser whether the potential benefits of the rider during the first five policy years would assist you in reaching your goals, as there is a cost associated with this rider.~~

~~Your financial adviser can provide you with an illustration which would demonstrate how the policy might work both with the rider and without the rider.~~

Exec Enhanced Surrender Value Rider — ~~Multi-Life Basis.  If application is made for~~ (“EESV Rider”).  This rider is available only on policies issued on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL~~), the Exec Enhanced Surrender Value Rider is required and will automatically be issued with each policy.~~

).  The rider provides an enhanced Surrender Value without imposition of a Surrender Charge (the “Enhanced Surrender Value”) if you fully surrender your policy within the duration of the policy’s surrender charges at issue, as shown in the policy specifications (the “Enhanced Surrender Value Period”) (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated). This rider does not provide for enhanced Surrender Value for Partial Surrenders or Policy Loans. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the Enhanced Surrender Value Period; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In policy years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.

~~The~~ If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), the Exec Enhanced Surrender Value Rider will automatically be issued with each policy, and the owner of each policy will have the opportunity to elect between two Enhanced Surrender Value options: a higher Enhanced Surrender Value (which is called “Option 2”) and the standard Enhanced Surrender Value (which is called “Option 1”).  Please see sample policy below for an example of hypothetical Accumulation and Surrender Values for Option 1 and Option 2. You may obtain more information about the possible impact of your choice of option by requesting a personalized policy illustration from your financial adviser.

You may not terminate the rider without terminating the policy.

•  Under Option 1, if the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

•  Under Option 2, if the policy is fully surrendered during the first five years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness; plus

3) (a) the lesser of (i) the Initial Specified Amount or (ii) the current specified amount, multiplied by

(b) a per thousand of specified amount adjustment rate (which will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”).

•  If the policy is fully surrendered at any time after year five through the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).

The Enhanced Surrender Value Per Thousand Adjustment Rate is designed to provide a higher Surrender Value during the Enhanced Surrender Value Period. You may find the higher Surrender Value helpful where the Surrender Value of the policy during the Enhanced Surrender Value Period has greater importance to the purchaser.

The following example demonstrates hypothetical Accumulation Values and Surrender Values without the Exec Enhanced Surrender Value Rider and with the Exec Enhanced Surrender Value Rider showing the election of either Option 1 or Option 2 for a policy with a ten year Enhanced Surrender Value Period:

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Duration of policy’s surrender charge at issue: 10 years

•  Specified amount: $2,500,000

•  Benefit Selection Option: Not Elected

•  Death Benefit Option: 1 (Level)

•  Planned annual Premium Payment: $60,000

•  No Indebtedness

•  Assumed Investment Return: 8.00% gross (7.24% net)

•  For this case, the per thousand adjustment rate is 6.64 for Option 2

	Without ~~E~~ESV Rider		With ~~E~~ESV Rider — Option 1		With ~~E~~ESV Rider — Option 2
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$43,538	$0	$43,538	$43,538	$43,538	$60,138
2	$88,839	~~$0~~$2,639	$87,276	$87,276	$86,495	$103,095
3	$135,979	$~~43,804~~59,304	$132,730	$132,730	$131,106	$147,706
4	$185,409	~~$97,484~~$118,559	$180,339	$180,339	$177,804	$194,404
5	$237,162	~~$153,612~~$180,462	$230,122	$230,122	$226,602	$243,202
6	$292,391	~~$213,291~~$246,216	$284,785	$284,785	$280,982	$280,982
7	$351,544	~~$277,019~~$316,244	$343,325	$343,325	$339,215	$339,215
8	$414,943	~~$345,068~~$390,943	$406,059	$406,059	$401,617	$401,617
9	$482,942	~~$417,842~~$470,692	$473,338	$473,338	$468,536	$468,536
10	$555,951	~~$495,726~~$555,951	$545,565	$545,565	$540,372	$540,372

If you request a Full Surrender of your policy while the Exec Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy and the Exec Enhanced Surrender Value calculated under Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2, as applicable. As noted above, because both options of the Exec Enhanced Surrender Value Rider base the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a Full Surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a Full Surrender of the policy. The Exec Enhanced Surrender Value Rider will be automatically issued with your policy; however, you should consider with your financial adviser which enhanced Surrender Value option would assist you in reaching your goals, as the costs associated with this rider differ between the two options.

Your financial adviser can provide you with an illustration which would demonstrate how the policy might work with Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2.

~~The following replaces the defined terms of Enhanced Surrender Value Rider — Option 1 and Enhanced Surrender Value Rider — Option 2 located in the “Glossary of Terms”:~~

~~Term Defined~~	~~Definition~~
~~Enhanced Surrender Value Rider — Individual Basis~~

~~If application is made for a policy on an individual basis, this option permits the policy owner to surrender the policy during the first 5 policy years for the Net Accumulation Value of the policy less any accrued interest without the imposition of a surrender charge. It must be elected at the time application is made for the policy.~~

~~Exec Enhanced Surrender Value Rider — Multi-Life Basis~~

~~If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), the owner of each policy will have the opportunity to elect between two Enhanced Surrender Value options: a higher Enhanced Surrender Value (which is called “Option 2”) and a lower Enhanced Surrender Value (which is called “Option 1”). Option 1 permits the policy owner to surrender the policy at any time during the Enhanced Surrender Value Period for the Net Accumulation Value of the policy less any accrued interest without the imposition of a surrender charge. Under Option 2, if the policy is fully surrendered during the first five years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal (1) the policy’s Accumulation Value; minus (2) Indebtedness; plus (3) (a) the lesser of (i) the Initial Specified Amount or (ii) the current specified amount, multiplied by (b) a per thousand of specified amount adjustment rate (which will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”). If the policy is fully surrendered at any time after year five through the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal (1) the policy’s Accumulation Value; minus (2) Indebtedness. This rider is required and will automatically be issued with each policy applied for on a multi-life basis.~~